August 25th, 2025	Exhibit 99.3

James Hardie Announces Participation At Upcoming Investor Conferences

James Hardie Industries plc (NYSE/ASX: JHX) ("James Hardie" or the "Company"), a leading provider of exterior home and outdoor living solutions, today announced its participation at upcoming investor conferences hosted by Jefferies, Zelman & Associates and RBC Capital Markets in September.
•Jefferies Industrials Conference: Aaron Erter, Chief Executive Officer, and Rachel Wilson, Chief Financial Officer, will present at the Jefferies Industrials Conference in New York City on Wednesday, September 3rd, 2025, from 9:30 a.m. – 10:05 a.m. EDT. A live audio webcast of the presentation can be accessed on the Investor Relations page of James Hardie’s corporate website (www.jameshardie.com).
•Zelman Housing Summit: Aaron Erter, Chief Executive Officer, and Rachel Wilson, Chief Financial Officer, will participate in one-on-one meetings with investors at the Zelman Housing Summit in Boston on Thursday, September 11th, 2025.
•RBC Capital Markets Global Industrials Conference: Joe Ahlersmeyer, CFA, Vice President, Investor Relations, will participate in one-on-one meetings with investors at the RBC Capital Markets Global Industrials Conference in New York City on Tuesday, September 16th, 2025.

About James Hardie
James Hardie Industries plc (NYSE: JHX; ASX: JHX) is the industry leader in exterior home and outdoor living solutions, with a portfolio that includes fiber cement, fiber gypsum, and composite and PVC decking and railing products. Products offered by James Hardie are engineered for beauty, durability, and climate resilience, and include trusted brands like Hardie®, TimberTech®, AZEK® Exteriors, Versatex®, fermacell® and StruXure®. With a global footprint, the James Hardie portfolio is marketed and sold throughout North America, Europe, and the Asia-Pacific region. James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com